United States securities and exchange commission logo





                              February 25, 2021

       Brandon Bentley
       General Counsel
       InterPrivate IV InfraTech Partners Inc.
       135 E. 57th St., 17th Floor
       New York, NY 10022

                                                        Re: InterPrivate IV
InfraTech Partners Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
26, 2021
                                                            Form S-1
                                                            Filed February 17,
2021
                                                            File No. 333-253191

       Dear Mr. Bentley:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Company , page 2

   1. Please provide expanded disclosure of the relationship between InterPrivate IV and the family offices you
reference, including the nature of the family offices and the extent of such relationship.
Please provide similar disclosure in the "Business" section on page
                                                        75.
       The Offering , page 13
 Brandon Bentley
InterPrivate IV InfraTech Partners Inc.
February 25, 2021
Page 2
2. We note your disclosures on page 24 that there will be no restrictions of payments to insiders and expect payment of consulting fees, success or finder fees to our sponsor officers, directors, initial stockholders or affiliates. This disclosure contradicts disclosure on page 112 which indicates that no compensation of any kind, including finders fees and consulting fees will be paid by the company to any sponsor, executive officer, director or respective affiliate. Please revise to address the apparent contradiction or provide clarification.
Conflicts of Interest , page 24

3. Please expand your disclosures concerning conflicts of interest to indicate that Ahmed
       Fattouh and Brandon Bentley, are also managers of InterPrivate LLC, as noted on page
       105. Where appropriate, please provide similar disclosure, including your risk factor disclosures.
4. Please expand your disclosure to also identify the following as conflicts of interest:
           the difference in investment per share paid by your founders; and the founder shares and warrants will be worthless in the event a business combination
           is not completed and you liquidate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7976 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                               Sincerely,
FirstName LastNameBrandon Bentley
                                                               Division of
Corporation Finance
Comapany NameInterPrivate IV InfraTech Partners Inc.
                                                               Office of Life
Sciences
February 25, 2021 Page 2
cc:       Daniel Nussen
FirstName LastName